Exhibit 99.9

Exhibit “A”

GENCO RESOURCES LTD.

Amended Consolidated Balance Sheet *

For the Nine Months Ended September 30, 2005

(Expressed in Canadian dollars)		(UNAUDITED)

	September 30,	December 31,
	2005 *	2004
	$	$
Assets
Current Assets
Cash	866,012	–
Accounts receivable	1,189,141	900,107
Inventory (Note 4)	471,409	242,216
Prepaid expenses & deposits	275,300	139,810
Future income taxes	364,950	-
	3,186,813	1,282,133

Mineral property interests (Note 5)	43,000	42,858
Other long term investment	5,380	5,427
	48,380	48,285

Capital Assets
Property, Plant and Equipment net (Note 7)	11,602,713	11,543,471

Total Assets	$ 14,837,906	$ 12,543,471

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	1,071,247	1,814,927
Accounts payable– related parties	–	84,733
Current portion of long-term debt (Note 9)	580,550	601,000
	1,651,797	2,500,660

Long-term Liabilities
Long-term debt (Note 9)	2,390,766	3,606,000
Asset retirement obligation (Note 10)	201,693	192,387
	2,572,459	3,798,387

Total Liabilities	4,244,256	6,299,047

Shareholders’ Equity
Share capital (Note 11)	16,179,022	12,247,113
Deficit, per Exhibit “B”	(5,585,372)	(6,002,689)
	10,593,650	6,244,424

	$ 14,837,906	$ 12,543,471

Approved by the Board of Directors

“Robert Gardner”	ROBERT GARDNER	“Jim McDonald”	JIM MCDONALD
SIGN (TYPED)	NAME OF DIRECTOR	SIGN (TYPED)	NAME OF DIRECTOR

* Restated – See Note 14

The accompanying notes are an integral part of these financial statements.

Exhibit “B”

GENCO RESOURCES LTD.

Amended Consolidated Statement of Operations and Deficit *

For the Three and Nine Months Ended September 30, 2005

(Expressed in Canadian dollars)				(UNAUDITED)

	Three Months	Three Months	Nine Months	Nine Months
	Ended September 30,	Ended October 31,	Ended September 30,	Ended October 31,
	2005*	2004*	2005*	2004*
	$	$	$	$
Revenue	1,957,094	1,258,223	5,832,304	2,991,965
Cost of Sales	1,456,925	992,244	3,787,015	2,794,643
Gross Income	500,169	265,979	2,045,289	197,322

Operating expenses
Accounting and legal	13,273	20,765	102,242	86,172
Advertising and promotion	11,646	23	62,018	7,036
Amortization and accretion	5,699	6,895	19,066	31,722
Consulting fees	26,617	23,714	108,040	202,569
Foreign exchange	78,898	(258,365)	226,098	(280,069)
Insurance	1,715	39	12,585	8,468
Interest and bank charges	(14,280)	1,137	(10,968)	6,991
Management fees	96,000	90,000	288,000	257,350
Office and miscellaneous	43,456	10,908	128,339	79,467
Regulatory fees	1,978	5,017	17,834	21,870
Rent	15,815	21,015	47,392	38,845
Travel	34,097	26,172	211,278	112,276
Wages and benefits	42,798	42,990	135,205	195,815
Total operating expenses	357,712	(9,690)	1,347,129	768,512

Income (loss) before other	142,457	275,669	698,160	(571,190)

Other income and expenses
Accretion expense on long-term debt	(33,493)	(36,463)	(105,228)	(116,811)
Gain on sale of property	-	-	-	255,000
Write down of investment	-	-	-	(160,416)
Future income tax	379,738	-	379,738	-
Other income (expense)	(3,712)	330	57,165	1,579
Stock compensation expense (Note 11)	(240,526)	(31,906)	(255,240)	(239,376)
Total other income and expense	102,007	(68,039)	76,435	(260,024)

Net Income (loss)	244,464	207,630	774,595	(831,214)
Deficit, begining	(5,829,836)	(5,966,935)	(6,359,967)	(4,928,091)
Deficit, ending, to Exhibit "A"	$ (5,585,372)	$ (5,759,305)	$ (5,585,372)	$ (5,759,305)

*Restated– See Note 14

The accompanying notes are an integral part of these financial statements.

Exhibit “C”

GENCO RESOURCES LTD.

Amended Statement of Cash Flows *

For the Three and Nine Months Ended September 30, 2005

(Expressed in Canadian dollars)				(UNAUDITED)

	Three Months	Three Months	Nine Months	Nine Months
	Ended September 30,	Ended October 31,	Ended September 30,	Ended October 31,
	2005*	2004*	2005*	2004*
	$	$	$	$
Cash flows from operating activities
Net income (loss) for the period	244,464	207,630	774,395	(831,213)
Amortization	222,357	52,408	356,597	149,684
Accretion expense on long-term debt	36,645	36,463	114,534	116,811
Gain on disposal of property	-	-	-	(255,000)
Stock compensation expense	240,526	31,906	255,240	239,376
Stock issuance	-	-	-	101,600
Write down of investment	-	-	-	160,416
Unrealized foreign exchange gain	-	(260,552)	-	(346,723)
Future income tax exepense	(379,738)	-	(379,738)	-
	364,254	67,855	1,121,028	(665,049)

Change in non-cash working capital	35,009	(833,753)	(1,467,342)	391,590

Cash used in (from) operations	399,263	(765,898)	(346,314)	(273,459)

Cash flows from investing activities
Deferred exploration &development costs	(211,119)	-	(1,258,469)	(1,719,035)
Mineral properties & other investments	(481,575)	-	(496,843)	(1,705)
Purchase of fixed assets	-	-	(142)	(125,026)
Other investments	310	13,845	47	-
	(692,384)	13,845	(1,755,407)	(1,845,766)
Cash flows from financing activities
Increase (decrease) in long-term debt	(723,700)	-	(723,700)	-
Shares issued for cash	107,671	772,600	3,676,670	2,019,780
	(616,029)	772,600	2,952,970	2,019,780

Foreign Exchange Translation	(46,603)		34,765	67,084

(Decrease) increase in cash flows	(955,753)	20,547	886,014	(32,361)

Cash - beginning of period	1,841,767	27,879	-	80,787

Cash - End of period	$ 886,014	$ 48,426	$ 886,014	$ 48,426

* Restated – See Note 14

The accompanying notes are an integral part of these financial statements.

GENCO RESOURCES LTD.

Amended Notes to Consolidated Financial Statements

September 30, 2005

1.

Introduction

Genco Resources Ltd., (the “Company”) was incorporated under the laws of the Province of British Columbia on February 28, 1980 as Senlac Oil & Gas Ltd. The Company changed its name to Rule Resources Ltd. on June 13, 1980, to Globe Resources Inc. on March 9, 1990, and to Genco Resources Ltd. on March 30, 1998.

On August 1, 2003 the Company acquired all of the issued and outstanding shares of La Guitarra Compania Minera S.A. de C.V. The purchase price for the acquisition was US $5,000,000 with consideration being a combination of the issuance of shares and debt. Under the purchase agreement and as part of the consideration, Genco issued 1,380,315 shares valued at CAD $1.02 per share to the vendor to satisfy US $1,000,000 of the purchase price. Genco agreed to pay the balance of US $4,000,000 by payments of $500,000 on each of the first through eighth anniversaries of the closing date.  On September 22, 2004 the Company issued 790,427 shares valued at $0.82 CAD for the first instalment payment to the vendor. La Guitarra Compania Minera S.A. de C.V. is a wholly owned subsidiary incorporated under the laws of Mexico.

The Company is engaged in silver and gold mining and related activities including exploration, extraction, processing, refining and reclamation. The Company has mining operations in Mexico and owns exploration projects in the United States and Canada.

During December 2004, the Company obtained approval from Canada Revenue Agency to change its fiscal year end to December 31. The purpose of the change is to align the year-ends of the Company and its operating Mexican subsidiaries. The change will reduce the cost of financial reporting. The financial statements as at September 30, 2005 are compared to October 31, 2004 due to the difference in the accounting reporting periods in 2004 and 2005.

On April 7, 2005 the Company completed a private placement of 4,518,625 Units at $0.80 for gross proceeds of $3,614,900.  Each unit consists of one Genco common share and one share purchase warrant exercisable for two years from the date of closing for $0.90.  The proceeds of this private placement will be used for working capital and the 2005 exploration and development program at La Guitarra.

These financial statements have been prepared in accordance with generally accepted accounting principles accepted in Canada applicable to a going concern and reflect the policies outlined below.

a) Basis of Presentation

These consolidated financial statements include the accounts of the parent company and its wholly owned subsidiaries, Rule Nevada Inc., La Guitarra Compania Minera, S.A. de C.V. ("La Guitarra") and Servicios para la Industria Minera, S.A. de C.V. All significant inter-company accounts and transactions have been eliminated.

The Company is in the process of exploring, developing and operating mineral properties and has yet to determine whether some of the properties contain economically recoverable reserves. The recovery of amounts shown for resource properties and related assets are dependent on the existence of economically recoverable reserves, on the ability of the Company to obtain financing to complete development, and on future profitable operations.

GENCO RESOURCES LTD.

Amended Notes to Consolidated Financial Statements

September 30, 2005

2.

Significant Accounting Policies

b) Share Option Plan

As of August 1, 2002, the Company adopted the standard of the CICA Handbook, Stock-Based Compensation and Other Stock-Based Payments, which has been applied respectively. All stock-based awards made to non-employees and employees are recognized and measured using the fair value based method at the date of grant. The Company uses the Black-Scholes model to estimate fair value.

c) Inventory

Inventory is valued at the lower of cost and net realizable value. Cost is determined on an average cost basis.

d) Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Amortization is provided for as follows:

Declining balance:

Automobile

18%

Computers

30 - 45%

Furniture and fixtures

13 - 20%

Mining equipment

13 - 30%

Straight line:

Building

36 years

Infrastructure and mine development

25 years

Leasehold improvements

5 years

Some mine development is amortized using the units of production method.

Significant costs related to property acquisitions including undeveloped mineral interests are capitalized until the viability of the mineral interest is determined. The costs are capitalized until such time that it has been determined that a mineral deposit is commercially recoverable and a decision has been made to prepare a mining plan (which occurs upon completion of a positive economic analysis of the mineral deposit). Major development expenditures incurred to expose the ore, increase production or extend the life of an existing mine are capitalized. Capitalized costs are amortized over the life of the mineral interest once commercial mining of the mineral interest has commenced. Capitalized costs are written down to their estimated recoverable amount if the properties are determined to be uneconomic or are placed for sale.

Interest and finance costs relating to the construction of plant and equipment are capitalized prior to the commencement of commercial production of a new mine.  As the Company cannot reasonably estimate mineral reserves of the mine, depletion of the mine properties is charged on a straight-line basis over the estimated useful life of the mine.

GENCO RESOURCES LTD.

Amended Notes to Consolidated Financial Statements

September 30, 2005

2.

Significant Accounting Policies (continued)

d) Property, Plant and Equipment (continued)

Evaluations of the carrying values of each operation and development property are undertaken in each reporting period to determine if estimated undiscounted future net cash flows are less than the carrying value. Estimated undiscounted future net cash flows are calculated using estimated production sales prices and operating costs, capital costs and reclamation and closure costs. If it is determined that the future net cash flows from an operation or development property are less than the carrying value a write down is recorded with a charge to operations.

e) Foreign Currency Translation

The Company's functional and reporting currency is the Canadian dollar. Foreign currency monetary assets and liabilities are translated into Canadian dollars at the exchange rates prevailing at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange at the transaction date. Foreign currency transactions are translated at the Canadian dollar rate prevailing on the transaction dates. Foreign exchange gains and losses are included in the determination of earnings.

f) Earnings (Loss) per Share

Basic earnings (loss) per share are computed using the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to redeem common shares at the prevailing market value.

g) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures. Although these estimates are based on management's best knowledge of current events and actions the company may undertake in the future, actual results may differ from the estimates.

h) Revenue Recognition

Revenue from the sale of metals is recognized in the accounts when title and risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable. Revenue from the sale of metals may be subject to adjustment upon final settlement of estimated metal prices, weights and assays. Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement.

GENCO RESOURCES LTD.

Amended Notes to Consolidated Financial Statements

September 30, 2005

2.

Significant Accounting Policies (continued)

i) Exploration and Development Expenditures

Significant property acquisition costs and exploration and development expenditures are capitalized. Capitalized costs are written down to their estimated recoverable amount if the properties are determined to be uneconomic, abandoned, or are placed for sale.

j) Income and Resource Taxes

The provision for income and resource taxes is based on the liability method. Future taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The Company records a valuation allowance against any portion of those future income tax assets that it believes will, more likely than not, fail to be realized.

k) Provision for Reclamation and Closure

On January 1, 2003, the Company adopted the standard of the CICA handbook, Asset Retirement Obligations, which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset. The amount of the liability is subject to re-measurement at each reporting date. Reclamation and closure costs have been estimated based on the Company's interpretation of current regulatory requirements.

3.

Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities, loans from related parties, prepaid expenses and deposits, investments and long term debt. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of the financial instruments approximate their carrying values, unless otherwise noted.

4.

Inventory

	September 30, 2005 $	December 31, 2004 $
Concentrate	46,178	46,584
Major Spares	212,915	–
Parts and Supplies	212,316	195,632
	$ 471,409	$ 242,216

GENCO RESOURCES LTD.

Amended Notes to Consolidated Financial Statements

September 30, 2005

5.

Mineral Properties and Investment

	September 30, 2005 $	December 31, 2004 $
Transvaal property	20,000	20,000
Oest, Nevada	23,000	22,858
Mineral properties	$ 43,000	$ 42,858

Transvaal Property - Kamloops Mining Division, BC, Canada

The Company owns nine mineral claims in the Highland Valley subject to a 1.5% net smelter returns royalty.  The Company did not expend any funds relating to these claims during the period ending September 30, 2005.

On April 19, 2004, the Company entered into an agreement with Getty Copper Inc. ("Getty") to sell the Company's holdings in the Kamloops Mining Division, the Transvaal Property, to Getty. The company was to receive 458,333 shares of Getty valued at $0.60 per share as compensation. During the period ended December 31, 2004 the Company elected to cancel the agreement due to Getty’s failure to deliver the shares. The Company wrote down the Transvaal property value during July 2004 to its market value of $114,583. Since the agreement was cancelled, management recorded the property at its original book value prior the cancelled agreement at $20,000.

Oest Property - Lyon County, Nevada, U.S.A.

The Company owns eight patented and six unpatented claims in the Devils Gate-Chinatown Mining District. During the period ended September 30, 2005 the Company expended $148 maintaining the Oest Claims.

6.

Acquisition of La Guitarra

Pursuant to a purchase agreement dated August 1, 2003, Genco acquired 100% of the outstanding common shares of La Guitarra. The results of La Guitarra's operations have been included in the consolidated financial statements since that date. La Guitarra owns an operating mine located in Mexico.

The purchase price of the transaction was US $5,000,000 (CAD $6,996,000) with consideration being a combination of the issuance of shares and debt. Under the purchase agreement and as part of the consideration, Genco issued 1,380,315 shares valued at CAD $1.02 per share to the vendor to satisfy US $1,000,000 of the purchase price. Genco agreed to pay the balance of US $4,000,000 by payments of $500,000 on each of the first through eighth anniversaries of the closing date. On September 22, 2004 the Company issued 790,427 shares valued at $0.82 CAD for the first instalment payment to the vendor. On September 1, 2005 the Company made a payment of $605,000 CAD to satisfy the second anniversary payment obligation.

GENCO RESOURCES LTD.

Amended Notes to Consolidated Financial Statements

September 30, 2005

6.     Acquisition of La Guitarra (Continued)

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition in Canadian dollars based on the fair value of the consideration given.  The assets have been recorded at the fair value of the consideration given, being the market value of the shares plus the present value of the non-interest bearing debt discounted at an interest rate of 5% per annum.

As at August 1, 2003:

$
Current assets	1,723,000
Property, plant and equipment	65,383,260
Deferred exploration costs	524,875
Total assets acquired	7,631,135

Total liabilities assumed	(1,377,191)
Net assets acquired	$ 6,253,944

7.

Property, Plant and Equipment

	Cost * $	Accumulated amortization & depletion * $	September 30, 2005 Net * $	December 31, 2004 Net * $
Plant and equipment
Automotive	130,544	35,939	94,482	45,658
Buildings	950,434	83,903	866,922	856,135
Computer equipment	41,926	27,903	13,993	16,258
Furniture and fixtures	63,058	21,213	41,805	52,826
Infrastructure and mine development	5,775,620	218,742	5,556,878	3,511,989
Mining equipment	1,450,146	296,762	1,152,800	860,508
Leasehold improvements	44,250	24,224	20,026	27,287
Mine reclamation	186,424	8,700	177,724	179,589
	8,642,401	717,771	7,924,630	5,550,250

Properties in development - Mexico
San Rafael project	2,429,117	-	2,429,117	2,550,240
Exploration projects	1,127,407	-	1,127,407	2,007,544
Civil works project	121,559	-	121,559	95,964
		-	3,678,083
	$12,320,484	$717,771	11,602,713	$ 10,203,998

* Restated – See Note 14

GENCO RESOURCES LTD.

Amended Notes to Consolidated Financial Statements

September 30, 2005

8.

Related Party Transactions

During the nine month period ended September 30, 2005, the Company paid $244,358 in consulting and management fees to directors and officers (October 2004: $257,843).

All sales of concentrate are to Compania Mineral Pena de Bernal, S.A. de C.V., a wholly owned subsidiary of a significant creditor of the Company, Luismin S.A. de C.V.

During the nine month period ended September 30, 2005 directors of the Company exercised 170,624 options at $0.75 each and paid $127,968. Two directors participated in the March 31, 2005 private placement and paid $36,560 for 45,700 units.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

9.

Long-Term Debt

Pursuant to the acquisition of La Guitarra the Company agreed to pay US $4,000,000 (CDN $5,318,000) to the vendor to satisfy the balance of the purchase price. The debt bears no interest, is unsecured, and is repayable by instalments of US $500,000 on each of the first through eighth anniversaries of the closing date. The outstanding instalment due on the anniversary is $580,550 and is recorded as short term loan on the Company’s books.

Total debt	3,153,009
Less current portion	580,550
Long-term debt September 30, 2005	$ 2,572,459

10.

Provision for Asset Retirement Obligation

Opening balance July 31, 2003	$Nil
Balance October 31, 2004	186,424
Accretion expense December 2004	5,963
Accretion expense September 2005	9,306
Ending balance September 30, 2005	$ 201,693

The total undiscounted amount of estimated cash flows required to settle the obligation at the end of the mines' estimated useful life of 25 years is $900,000 (2003 - $Nil), which has been discounted using a discount rate of 6.5%.

(Intentionally left blank)

GENCO RESOURCES LTD.

Amended Notes to Consolidated Financial Statements

September 30, 2005

11.

Share Capital

a) Share Capital

Authorized:

100,000,000 common shares without par value

Issued and fully paid:

Common shares

	Number of shares	Consideration
Balance July 31, 2002	4,891,481	$ 3,871,044
Private placement net of issuance costs	4,700,000	888,880
Exercise of warrants	4,966,682	496,667
Stock compensation expense	-	488,360
Balance July 31, 2003	14,558,163	$ 5,744,951

Private placement net of issuance costs	1,933,464	2,585,389
Issuance of share capital to acquire La Guitarra	1,380,315	1,407,921
Shares issued for service	100,000	101,600
Exercise of stock options	383,000	287,250
Exercise of warrants	371,659	83,166
Stock compensation expense	-	207,470
Balance July 31, 2004	18,726,601	$ 10,417,747

Exercise of stock options	230,011	172,508
Issuance of shares for debt	790,427	648,150
Private placement	1,192,000	953,600
Stock compensation expense	-	55,106
Balance December 31, 2004	20,939,039	$ 12,247,111

Private Placement	4,518,625	3,477,626
Options Exercised	261,124	199,044
Stock compensation expense	-	255,240
Balance September 30, 2005	25,718,788	$ 16,179,021

On July 31, 2003, the Company completed a private placement for 700,000 units at $0.72 per unit. Each unit comprised one common share and one share purchase warrant which was exercisable to purchase an additional common share at $0.90 per share until July 31, 2005.

On August 1, 2003, the Company issued 1,380,315 common shares at $1.02 per share pursuant to the acquisition of La Guitarra (see Note 6).

On August 1, 2003, the Company issued 100,000 common shares at $1.02 per share as finders’ fees pursuant to the acquisition of La Guitarra (see Note 6).

On November 5, 2003, the Company completed a private placement for 575,000 units at $1.20 per unit. Each unit comprised one common share and one share purchase warrant which is exercisable to purchase an additional common share at $1.30 per share until November 5, 2005. These warrants expired on November 5, 2005 with 537,667 warrants outstanding.

GENCO RESOURCES LTD.

Amended Notes to Consolidated Financial Statements

September 30, 2005

11.

Share Capital (continued)

a) Share Capital (continued)

On January 2, 2004 the Company completed a private placement for 593,464 units for $1.40 per unit. Each unit comprised of one common share and one share purchase warrant which was exercisable to purchase an additional common share at $1.45 per share until January 2, 2005.

On April 23, 2004 the Company completed a private placement for 764,001 units for $1.50 per unit. Each unit comprised of one common share and one share purchase warrant which is exercisable to purchase an additional common share at $1.55 per share until April 23, 2006.

On September 22, 2004 the Company issued 790,427 common shares at $0.82 per share pursuant to the acquisition of La Guitarra (see Note 6).

On November 17, 2004 the Company announced a private placement for 250,000 units (subsequently raised to 345,000) at $0.80 per unit for total proceeds of $200,000 ($276,000). Each unit consists of one common share, subject to four months hold period, and one share purchase warrant exercisable to purchase one common share at $0.90 for a two-year period from the date of issuance. The private placement was completed on December 29, 2004.

On April 7, 2005 the Company completed a private placement of 4,518,625 Units at $0.80 for gross proceeds of $3,614,900.  Each unit consists of one Genco common share and one share purchase warrant exercisable for two years from the date of closing for $0.90.

b) Options

The Company has established a share purchase option plan whereby the Company's directors may from time to time grant options to directors, employees or consultants. The maximum term of any option may be ten years, but generally options are granted for five years or less. Compensation expense is determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company's share price of 65%, an annual risk free interest rate of 3.75% and vesting over various periods from immediately to 5 years.

A summary of the Company's Options at September 30, 2005 is presented as follows:

	Options	Weighted Average Exercise Price $
Balance December 31, 2004	1,466,989	0.93
Exercised	(261,124)	0.76
Granted	1,406,845	0.85
Cancelled	(200,00)	1.03
Balance September 30, 2005	2,412,710	$0.91

GENCO RESOURCES LTD.

Amended Notes to Consolidated Financial Statements

September 30, 2005

11.

Share Capital (continued)

c) Warrants

A summary of the Company's warrants at September 30, 2005 is presented as follows:

	Shares	Weighted Average Exercise Price $
Balance July 31, 2003	700,000	0.90
Granted	1,933,465	1.44
Exercised	(38,333)	1.30
Balance July 31, 2004	2,595,132	1.30
Granted	1,192,000	0.90
Balance December 31, 2005	3,787,132	1.17
Expired	1,293,464	1.45
Granted	4,518,625	0.90
Balance September 30, 2005	7,012,293	$1.00

12.

Basic Earnings (Loss) per Share

The earnings per share figure has been calculated using the weighted average number of shares outstanding during the respective fiscal periods.

	Net profit (loss) $	Weighted average shares	Per share amount $
2003
July 31, 2003	(797,337)	9,664,604	(0.08)
2004
July 31, 2004	(971,936)*	17,593,632	(0.05)*
Transition Year
December 31, 2004	(393,032)*	19,791,918	(0.02)*
2005
September 30, 2005	774,585	24,377,899	0.03*
Three Months ended
September 30, 2005	244,464	24,789,751	0.01

* Restated – See Note 14

13.

Subsequent Events

The Company announced the results of surface diamond drilling at its La Guitarra property on November 28, 2005. The drill program identified further mineralization in the previously identified San Rafael II zone and a new mineralized zone, San Rafael III, along the San Rafael strike trend.

GENCO RESOURCES LTD.

Amended Notes to Consolidated Financial Statements

September 30, 2005

14.

Restatement – Acquisition of La Guitarra

On August 1, 2003 the Company acquired 100% of the issued and outstanding shares of La Guitarra Compania Minera, S.A. de C.V.  (“La Guitarra”), a company incorporated in Mexico whose only asset is an operating mine and concessions in the Temascaltepec Mining District of Mexico.  Total consideration for the company was US $5,000,000 comprised of the issuance of 1,380,315 common shares of the Company valued at CDN $1,407,921 and the assumption of a non-interest bearing promissory note of US $4,000,000 payable in equal payments of US $500,000 for eight years.

To account for the purchase, the Company considered the CICA Handbook Section 1581.21 and 1581.22:

“Assets acquired and liabilities assumed in a business combination should be measured initially based on the cost of the purchase to the acquirer, determined as of the date of the acquisition.”

“The cost of the purchase to the acquirer should be determined by the fair value of the consideration given or the acquirer’s share of the fair value of the net assets or equity interests acquired, which ever is more reliably measurable.”

Based on this accounting pronouncement, the Company recorded the acquisition of the La Guitarra shares at the fair value of the assets acquired as it was determined at that time that those values were more reliably measured than the fair value of the shares and the non-interest bearing debt given.  After considerable review, the Company has now determined that the fair value of the shares and the non-interest bearing debt was more reliably measurable of the cost of the purchase as the only variable determinant was the fair value of the non-interest bearing debt and the selection of an effective interest rate.  The fair value of non-interest bearing debt is calculated as the present value of the future payments based on an effective interest rate equal to the Company’s normal cost of borrowing.  The Company has determined that its effective cost of borrowing, the interest rate that it could have paid had it incurred normal debt, would have been 5% per annum.

The Company originally recorded the cost of the acquisition at $7,366,703, which was the fair value of the net assets acquired, and was the basis of the negotiated purchase price.  Based on the fair value of the shares and the fair value of the non-interest bearing debt, the cost of the purchase should have been recorded at $6,253,944, a difference of $1,112,759.  Accordingly, the accounting for the acquisition has been revised in that the debt and the assets have been reduced by $1,112,759 and the corresponding depreciation on the assets acquired has also been reduced.

Since the debt is recorded at its fair value but must be repaid over 8 years at its face value, normal accounting rules require that the fair value of the debt be increased over time to its face value.  Accordingly, the Company has now recorded an accretion expense based on an effective rate of 5% in order to increase the fair value of the debt to its face value using the effective interest method.  The Company has also reduced the foreign exchange gain on the translation of the non-interest bearing debt as a result of reducing the debt to its fair value.

The following presents the effect on the Company’s previously issued financial statements for the three and nine months ended September 30, 2005 and October 31, 2004.

GENCO RESOURCES LTD.

Amended Notes to Consolidated Financial Statements

September 30, 2005

14.  Restatement – Acquisition of La Guitarra (Continued)

 Balance sheet as at September 30, 2005 –

	Previously	Increase
	Reported	(Decrease)	Restated
	$	$	$
Capital assets	12,579,844	(977,131)	11,602,713
Total Assets	15,815,037	(977,131)	14,837,906
Long-term debt	2,902,750	(511,984)	2,390,766
Total liabilities	4,756,240	(511,984)	4,244,256
Deficit	5,120,225	(465,147)	5,585,372

Balance sheet as at October 31, 2004 –

	Previously	Increase
	Reported	(Decrease)	Restated
	$	$	$
Capital assets	10,711,986	(1,014,716)	9,697,270
Total Assets	12,082,008	1,014,716	11,067,292
Current portion long-term debt	623,600	(41,150)	664,750
Total current liabilities	1,803,301	(41,150)	1,844,451
Long-term debt	4,029,650	(1,118,178)	2,911,472
Total liabilities	4,229,919	(1,118,178)	3,111,741
Deficit	(5,821,617)	62,312	(5,759,305

Statement of operations for the three months ended September 30, 2005 -

	Previously	Increase
	Reported	(Decrease)	Restated
	$	$	$
Cost of sales	1,467,566	(10,6421)	1,456,925
Gross profit	510,630	10,641	500,169
Amortization	232,998	(10,641)	222,357
Foreign exchange (gain)	125,501	(46,603)	78,898
Accretion expense	–	33,493	33,493
Net Income (loss)	220,713	23,751	244,464

Deficit, beginning	(5,340,938)	(488,898)	(5,829,836)
Deficit, ending	(5,120,225)	(465,147)	(5,585,372)

GENCO RESOURCES LTD.

Amended Notes to Consolidated Financial Statements

September 30, 2005

14.  Restatement – Acquisition of La Guitarra (Continued)

  Statement of operations for the three months ended October 31, 2005 -

	Previously	Increase
	Reported	(Decrease)	Restated
	$	$	$
Cost of sales	1,002,885	(10,641)	992,244
Gross profit	255,338	10,641	265,979
Amortization	97,859	(10,641)	87,218
Foreign exchange (gain)	47,349	(305,714)	(258,365)
Accretion expense	-	36,463	36,463
Net Income (loss)	(72,262)	279,892	207,630
Earnings (loss) per share	0.00	0.01	0.01

Deficit, beginning	(5,749,355)	(217,580)	(5,966,935)
Deficit, ending	(5,821,617)	62,312	(5,759,305)

  Statement of operations for the nine months ended September 30, 2005 -

	Previously	Increase
	Reported	(Decrease)	Restated
	$	$	$
Cost of sales	3,818,939	(31,924)	3,787,015
Gross profit	2,013,365	31,924	2,045,289
Amortization	388,521	(31,924)	356,597
Foreign exchange (gain)	191,533	34,565	226,098
Accretion expense	–	105,228	105,228
Net Income (loss)	882,464	(107,869)	774,595

Deficit, beginning	(6,002,689)	(357,278)	(6,359,967)
Deficit, ending	(5,120,225)	(465,147)	(5,585,372)

  Statement of operations for the nine months ended October 31, 2004 -

	Previously	Increase
	Reported	(Decrease)	Restated
	$	$	$
Cost of sales	2,762,719	(31,924)	2,794,643
Gross profit	229,246	31,924	197,322
Amortization	388,521	(31,924)	356,597
Foreign exchange (gain)	(38,814)	(241,255)	(280,069)
Accretion expense	–	116,811	116,811
Net Income (loss)	(988,582)	157,368	(831,214)

Deficit, beginning	(4,833,035)	(95,056)	(4,928,091)
Deficit, ending	(5,821,617)	(62,312)	(5,759,305)

GENCO RESOURCES LTD.

Amended Notes to Consolidated Financial Statements

September 30, 2005

14.  Restatement Acquisition of La Guitarra (Continued)

          Statement of cash flows for the three months ended September 30, 2005 –

	Previously	Increase
	Reported	(Decrease)	Restated
	$	$	$
Net income (loss)	220,713	23,751	244,464
Amortization	232,998	(10,641)	222,357
Accretion	3,152	33,493	36,645
Cash flows used in operating activities	352,660	46,603	399,263
Foreign currency translation	–	(46,603)	(46,603)
Net (Decrease) Increase in Cash	(955,753)	–	(955,753)

         Statement of cash flows for the three months ended October 31, 2004 –

	Previously	Increase
	Reported	(Decrease)	Restated
	$	$	$
Net income (loss)	(72,262)	279,892	207,630
Amortization	63,049	(10,641)	52,408
Accretion	–	36,463	36,463
Shares issued for debt	648,150	(648,150)	–
Unrealized foreign exchange gain	20,612	(281,164)	(260,552)
Change in non cash working capital	(142,298)	(623,600)	(765,898)
Increase (decrease) in long term debt	(623,600)	623,600	–
Cash flows from financing activities	162,845	623,600	786,445
Net (Decrease) Increase in Cash	20,547	–	20,547

   Statement of cash flows for the nine months ended September 30, 2005 –

	Previously	Increase
	Reported	(Decrease)	Restated
	$	$	$
Net income (loss)	882,464	(108,069)	774,395
Amortization	388,521	(31,924)	356,597
Accretion	9,306	105,228	114,534
Cash flows used in operating activities	(311,549)	(34,765)	(346,314)
Foreign currency translation	–	34,765	34,765
Net (Decrease) Increase in Cash	866,014	–	866,014

GENCO RESOURCES LTD.

Amended Notes to Consolidated Financial Statements

September 30, 2005

14.  Restatement Acquisition of La Guitarra (Continued)

         Statement of cash flows for the nine months ended October 31, 2004 –

	Previously	Increase
	Reported	(Decrease)	Restated
	$	$	$
Net income (loss)	(988,582)	157,369	(831,213)
Amortization and accretion	185,234	(35,550)	149,684
Accretion on long term debt	–	116,811	116,811
Stock issuance	749,750	(648,150)	101,600
Unrealized foreign exchange gain	(65,559)	(281,164)	(346,723)
Cash flows used in operating activities	417,225	(690,684)	(273,459)
Other investments	13,845	(13,842)	–
Cash flows from investing activities	(1,831,921)	(13,842)	(1,845,766)
Increase (decrease) in long-term debt	(623,600)	623,600	–
Shares issued for cash	2,005,935	13,845	2,019,780
Cash flows from financing activities	1,382,335	637,445	2,019,780
Foreign currency translation	–	67,084	67,084
Net (Decrease) Increase in Cash	(32,361)	–	(32,361)

Genco Resources Ltd.

Amended Management’s Discussion and Analysis of Financial

Condition and Results of Operations

April 17, 2006

Introduction

The following Management’s Discussion and Analysis (“MD&A”) of Genco Resources Ltd. (the “Company”) should be read in conjunction with the accompanying unaudited consolidated amended financial statements for the period ended September 30, 2005 and the amended audited financial statements for the year ended December 31, 2004, which are available on the SEDAR website at www.sedar.com.

All information contained in this MD&A was prepared in accordance with Canadian Generally Accepted Accounting Principals (GAAP). All dollar amounts are expressed in Canadian Dollars unless specifically stated otherwise.

This MD&A contains historical information and statements that are forward-looking within the meaning of the Private Securities and Litigation Reform Act of 1995 or are based on an assumed course of action and economic conditions. There is risk that actual events and results will differ from those projected in this discussion due to Risks and Uncertainties discussed in this MD&A or unforeseen circumstances.

Overview

Prior to the fiscal year ended July 31, 2003, the Company had no producing assets or significant revenues. On August 1, 2003 the Company entered into an agreement with Luismin S.A. de C.V. to purchase La Guitarra Compania Minera S.A. de C.V. (La Guitarra), a producing silver/gold mine located in central Mexico, and all its assets for US $5,000,000 with consideration being an initial payment of US $1,000,000 of Genco Resources Common Shares and payments of US $500,000 payable on the first through eighth anniversaries. All payments are payable in cash or Genco Resources Common Shares at the discretion of the Company. Genco issued 1,380,315 common shares at $1.02 per share as the down payment for the La Guitarra purchase. On September 22, 2004 the Company issued 790,427 common shares to Lusimin for the first annual payment.

On December 10, 2004 the Company announced it would change its year end from July 31 to December 31, effective December 31, 2004. Approval was sought and received for the change from the Canada Revenue Agency and the British Columbia and Alberta Securities Commissions. The reason for this change is to align the year ends of Genco and its operating subsidiaries in Mexico. Management anticipates the move will reduce costs. As a result of the change the Company reported a, one time, five month transition year covering the period August 1, 2004 to December 31, 2004. The interim period ended September 30, 2005 is compared to the interim period ended October 31, 2004, due to the difference in accounting reporting periods in calendar years 2004 and 2005.

Overall Performance

During the nine month period ended September 30, 2005, La Guitarra milled 33,537 tonnes of ore with an average head grade of 682 silver equivalent g/tonne and produced 659,705 silver equivalent ounces, consisting of 294,908 ounces of silver and 5,996 ounces of gold. The average realized price per ounce of silver was US $7.10, and the average realized price per ounce of gold was US $431.85. During the nine month period ended September 30, 2004, La Guitarra milled 30,683 tonnes of ore with an average head grade of 382 silver equivalent g/tonne and produced 376,524 silver equivalent ounces. Average realized prices for the period ended September 30, 2004 were US $6.46 per ounce of silver and US $400.84 per ounce of gold. Mineral production and revenues increased during the period as a result of higher mineral grades from the new San Rafael zone, improved mineral recoveries and higher prices for silver and gold. During the nine month period, 30% of mine production came from the new San Rafael zone, which continues to deliver grades substantially higher than historical grades at La Guitarra.

At La Guitarra the Company continues to invest in ramp development to access and open ore faces in the San Rafael zone as well as underground diamond drilling to define the ore body. Work continues to expand reserves and develop new areas for mining in order to better utilize the 340 tonne per day capacity of the existing mill. Surface work including a geophysical survey along the La Guitarra and San Rafael trends in the immediate vicinity of the mill has been conducted and several new drill targets have been identified. Surface diamond drilling to test the previously identified San Rafael II zone was completed in September and additional high grade mineralization was identified in the zone. Surface drilling was also conducted to test the continuation of mineralization along the San Rafael trend and a new discovery, San Rafael III, was identified approximately 490 meters southeast of the San Rafael zone. Additional underground diamond drilling equipment has been purchased in order to accelerate planned programs to test targets in the La Guitarra and San Rafael mines as well as new targets identified using geophysics and surface mapping. Currently work is underway to expand production in the San Rafael zone and to ramp into the San Rafael II zone to permit further exploration from underground to define the extent of mineralization in the zone prior to production.

During fiscal 2005 the Company expects that La Guitarra will require continued investment in infrastructure, development and exploration in order to achieve the goal of sustainable production increases. The Company is unable to predict the exact amount of funding which will be required or the exact time period for which further funding will be required due to the volatility of commodity prices and exchange rates, and uncertainty over the success of future exploration. In addition, the Company faces uncertainties and variables common to resource companies operating in foreign jurisdictions.

Through its wholly owned, subsidiary Rule Nevada Inc., the Company owns six unpatented and eight patented claims in the Devils Gate – Chinatown Mining District of Nevada, the Oest Property. During the period ended September 30, 2005, the company expended $148 related to these claims. The Company currently does not have any plans to explore or develop the Oest Property, but will maintain the claims in good standing for future exploration or development.

The Company maintains crown granted mineral claims in the Highland Valley of British Columbia, the Transvaal Property. During the period ended September, 2005, the Company had no expenditures related to these claims. At this time the Company has no plans to develop the Transvaal Property, but will maintain the claims in good standing for future exploration.

As of August 1, 2002, the Company adopted the standard CICA Handbook, Stock-based Compensation and Other Stock-based Payments, which has been applied prospectively. All stock-based awards made to non-employees and employees are recognized and measured using the fair value method at the date of grant. The Company uses the Black-Scholes Model to estimate fair value. The Company records options as an expense over the life of the option. During the period ended September 30, 2005, the Company recorded a stock-based compensation expense of $255,240 (October 31, 2004; $239,376).

Results for the nine month period ended September 30, 2005

For the period the Company recorded sales of $5,832,304 (October 31, 2004; $2,991,965), cost of sales of $3,787,015 (October 31, 2004; $2,794.643) and gross income from operations of $2,382,820 (October 31, 2004; $317,902). The Company had net income of $774,595 or $0.03 per share a significant improvement over the loss recorded in the period ended October 31, 2004 (($831,214); ($0.05)). Revenues and gross income increased during the period as a result of improved ore grades, improved metal recovery and higher metals prices. Company Management anticipates higher average ore grades in 2005 than in 2004.

Total assets totalled $14,837,906, an increase of $2,294,435 over the year ended December 31, 2004. The asset growth reflects the proceeds from a private placement completed on April 7, 2005. During the period current assets increased to $3,186,813 (December 31, 2004; $1,282,133) the net working capital increased to $1,535,016 (December 31, 2004; ($1,218,527)). Current liabilities decreased $848,863 from December 31, 2004 to $1,651,797, while long term liabilities decreased $1,225,928 to $2,572,459.

During the period ended September 30, 2005, cash flows used in investing activities were $1,755,407 with the funds coming from operations, cash and financing activities. These funds were invested in continued development at La Guitarra, equipment purchases and exploration.

Summary of Quarterly Results

The following table summarizes selected financial information for the company for each of the last eight completed fiscal quarters.

	September 30,	June 30,	March 31,	December 31,
	2005	2005	2005	2004*
	$	$	$	$

Total revenue	1,957,094	2,046,217	1,828,993	661,975
Operating profit	500,169	822,411	722,709	223,173
General & Administration	(357,712)	(613,450)	(375,967)	(681,998)
Gain (loss) before extraordinary items	142,457	208,961	346,742	(458,825)
Basic gain (loss) per-share	0.01	0.01	0.02	(0.02)
Fully diluted (loss) per-share	0.01	0.01	0.01	(0.02)
Extraordinary items	102,007	(10,386)	15,186	(141,837)
Net gain (loss)	244,464	198,575	331,556	(600,662)
Net gain (loss) per-share	0.01	0.01	0.02	(0.03)
Net gain (loss) per-share fully diluted	0.01	0.01	0.02	(0.03)

Total Assets	14,837,906	14,887,371	14,716,923	11,534,416
Total long-term liabilities	2,572,459	3,305,667	3,211,057	3,146,610

	October 31,	July 31,	April 30,	January 31,
	2004	2004	2004	2004
	$	$	$	$

Total revenue	1,258,223	536,928	1,196,814	1,111,664
Operating profit	265,979	(259,006)	190,349	342,076
General & Administration	9,690	(425,901)	(392,033)	(237,497)
Gain (Loss) before extraordinary items	275,669	(684,907)	(201,684)	104,579
Basic gain (loss) per-share	0.01	(0.04)	(0.01)	0.01
Fully diluted (loss) per-share	0.01	(0.04)	(0.01)	0.01
Extraordinary items	(68,039)	(407,253)	255,000	-
Net gain (loss)	207,630	(1,092,160)	53,316	104,579
Net gain (loss)	0.01	(0.06)	0.00	0.01
Net gain (loss) per-share fully diluted	0.01	(0.06)	0.00	0.01

Total Assets	11,067,292	10,970,848	10,688,817	9,123,427
Total long-term liabilities	3,111,741	4,066,642	3,761,399	3,709,008

*The Quarter ended December 31, 2004 represents a 2 month period as part of the transition year required to change the financial year end from July 31 to December 31.

Revenues represent the recognition of revenues from operations at La Guitarra, and are principally affected by mine production, grade, selling price, and exchange rate fluctuations between the reporting currency, the Canadian Dollar, the selling currency, the American Dollar, and the Mexican Peso. See section 2.e) Foreign Currency Translation of the Notes to Consolidated Financial Statements.

Operating profit is equal to the total revenues less the direct mine operating expenses, smelting and refining costs and any royalty or lease payments associated with mining concessions. General and administration costs include all costs incurred directly by Genco and costs associated with the administration of La Guitarra and Rule Nevada. General and administration expenses for the three month period ended September 30, 2005 were $357,712 (October 31, 2004; $275,669). Since the fiscal year ending July 31, 2003, Company administrative expenses have increased due to the pursuit of business opportunities, financings, the administration of La Guitarra and increased amortization charges.

The Company elects to expense stock options over the life of the option. Stock option expenses are recorded as extraordinary items.

Liquidity and Capital Resources

On September 30, 2005 the Company had cash reserves of $886,014, net working capital of $1,535,016 (December 31, 2004: ($1,218,527)), an increase of $2,753,543 from the start of period.

At this time the Company does not know of any demands, commitments, or events in the foreseeable future which will materially affect its liquidity. As in many small resource companies, cash flows are directly affected by the success and failure of exploration and development work, and until such time that prices, grades, throughput, reduced costs or a combination of these factors provides sufficient cash flows to support planned exploration and development work, the Company may be required to look for alternate sources of financing. No assurance can be given that if additional funding is required it will be available, or if available, will be on terms acceptable to the Company.

Transactions with Related Parties

During the period ended September 30, 2005, consulting and management fees paid to directors and officers of the Company amounted to $244,358 (October 31, 2004; $257,843).

All sales of mineral concentrate are to Compania Mineral Pena de Bernal S.A. de C.V., a wholly owned subsidiary of Luismin S.A. de C.V., a significant shareholder and creditor of the company.

During the period ended September 30, 2005, directors of the Company exercised 170,624 options at $0.75 each and paid $127,968. Two directors participated in the private placement which was completed on April 7, 2005 and paid $36,560 for 45,700 units.

Critical Accounting Policies

The Company’s critical accounting policies are summarized in Note 2 to its consolidated financial statements. In the preparation of its consolidated financial statements, the Company uses Canadian Generally Accepted Accounting Principles, which requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures. These estimates are based on management’s knowledge of current events and actions the Company may undertake in the future, actual results may differ from the estimates.

Disclosure of Outstanding Share Data

The Company has 100,000,000 shares of common stock authorized and on September 30, 2005 there were 25,718,788 shares outstanding. The company also had 2,412,710 options and 7,012,293 warrants outstanding, each exercisable into one common share.

Risks and Uncertainties

Genco derives all its revenues from the sale of silver and gold. Company revenues are dependant on the realized price for silver and gold, which are beyond the Company’s control, and can fluctuate widely, often over short time periods. Fluctuating metals prices affect not only revenues, but can also affect project planning and budgeting as well as the viability of resource projects.

The Company is also exposed to currency risk. The Company reports in Canadian dollars, but most of its costs are incurred in Mexican pesos or US dollars, and all sales are in US dollars. The Company may experience gains or losses due to fluctuations in exchange rates, which are beyond its control.

Due to the nature of the Company’s business and the location of its main asset, the Company is exposed to political and country risk. Potential risks include, but are not limited to, changing regulations, increases or changes in royalty or tax structures, expropriation or nationalization, changes in import and export regulations, terrorism, corruption, and currency controls.

The Company also faces environmental risk. Mining is subject to extensive environmental laws and regulations, which often change over time. While the Company strives to maintain its operations in compliance with all applicable laws, there are no assurances that the Company is in compliance with all laws and regulations or that new laws or regulations will not be introduced, which the Company may not be in compliance with or that complying with new laws or regulations will not have a negative impact on the Company’s financial condition. The Company currently makes provisions for reclamation, but there are no assurances that these provisions will be sufficient to cover future obligations.

Other risk factors facing the Company include those risk factors common to the mining industry, such as the ability to economically develop new mineral reserves and resources, and those risk factors facing small resource companies, such as the ability to attain capital for exploration and development at terms acceptable to the Company.

Outlook

The Company continues to focus on growth through the development of La Guitarra and through acquisition. Management is confident that current strong demand for silver and gold will continue in the short to medium term and precious metals prices will continue to reflect this. By focusing on Mexico, the Company feels it will be able to benefit from any US Dollar appreciation in the price of silver and gold while the strong positive correlation between the US Dollar and Mexican Peso will provide protection from rising real costs.

At La Guitarra, the Company plans to continue to increase production in the San Rafael zone while maintaining production at or near current levels in the La Guitarra mine. Current plans are to increase total production from 140 tonnes per day to between 180 and 210 tonnes per day as development in the San Rafael zone advances. The Company plans to continue investing in exploration and development at La Guitarra with the objective of fully utilizing the existing mill capacity of 340 tonnes per day.

The Company is encouraged by improved grades at La Guitarra and believes that continued development of the San Rafael and San Rafael II zones, combined with the continued exploration and development of promising new areas, such as the recent San Rafael III discovery, will lead to higher production volumes, strong grades, reduced costs and increased cash flow and profitability. Investment in La Guitarra should create a platform for growth through further development of existing assets and through potential acquisition.

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Robert Gardner, Chairman of the Board of Genco Resources Ltd., certify that:

1.

I have reviewed the amended interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Genco Resources Ltd., (the Issuer) for the interim period ending September 30, 2005;

2.

Based on my knowledge, the amended interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the amended interim filings; and

3.

Based on my knowledge, the amended interim financial statements together with the other financial information included in the amended interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the amended interim filings.

4.

The Issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the amended interim filings are being prepared.

Date:  April 17, 2006

“Robert Gardner”

________________________________

Robert Gardner, Chairman of the Board

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Wayne Moorhouse, CFO of Genco Resources Ltd., certify that:

1.

I have reviewed the amended interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Genco Resources Ltd., (the Issuer) for the interim period ending September 30, 2005;

2.

Based on my knowledge, the amended interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the amended interim filings; and

4.

Based on my knowledge, the amended interim financial statements together with the other financial information included in the amended interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the amended interim filings.

5.

The Issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the amended interim filings are being prepared.

Date:  April 17, 2006

“Wayne Moorhouse”

________________________________

Wayne Moorhouse, CFO